503/5/03

[redacted]

03012034

RECEIVED SECURI... MISSION

SEC MAIL PROCESSING SECTION
MAR 0 3 2003
WASH. D.C. 208

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SEC FILE NUMBER
8- 15847

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Equity Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 290
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lucille S. Martinez (713) 831-3202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Suite 2900	Houston	TX	77002-5678
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lucille S. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Equity Services Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY EGAN
MY COMMISSION EXPIRES
July 13, 2006

Signature

Treasurer & Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American General Equity Services Corporation

Consolidated Financial Statements and Supplementary Information Required by SEC Rule 17a-5

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of American General Equity Services Corporation (the Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2003

American General Equity Services Corporation
Consolidated Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 10,501,701
Deposits held by clearing brokers, restricted	95,000
Concessions receivable from product sponsors	4,741,067
Accounts receivable from representatives	390,148
Accounts receivable from affiliates	160,860
Fixed assets, leasehold improvements, and capitalized at cost (net of accumulated depreciation and amortization of $426,013)	155,859
Prepaid expenses and other assets	388,322
Total assets	$ 16,432,957

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 5,990,635
Payable to parent and affiliates	1,377,449
Income taxes payable	188,018
Accrued expenses and other liabilities	847,968
Total liabilities	8,404,070
Stockholder's equity:	
Common stock, $10 par value 1,000 shares, authorized, issued and outstanding	10,000
Additional paid-in capital	3,814,871
Retained earnings	4,204,016
Total stockholder's equity	8,028,887
Total liabilities and stockholder's equity	$ 16,432,957

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Operations
Year Ended December 31, 2002

Revenues:	
Concession revenue	$ 59,792,108
Clearing revenue	146,916
Product sponsor revenue sharing	3,114,703
Investment income	98,168
Other income	50,058
Total revenues	63,201,953
Expenses:	
Commission expense	54,952,391
Employee compensation and benefits	2,149,577
Clearing expenses	102,198
Professional fees	401,852
Taxes, fees and licenses	302,609
Travel and business promotion expenses	137,518
Depreciation and amortization expense	25,656
General and administrative	4,459,637
Net operating expenses	62,531,438
Income before federal income taxes	670,515
Federal income tax expense	234,680
Net income	$ 435,835

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2001	$ 10,000	$ 815,000	$ 3,768,181	$ 4,593,181
Capital contribution from Parent		2,999,871		2,999,871
Net income			435,835	435,835
Balance, December 31, 2002	$ 10,000	$ 3,814,871	$ 4,204,016	$ 8,028,887

The accompanying notes are an integral part of these consolidated financial statements.

American General Equity Services Corporation
Consolidated Statement of Cash Flows
Year Ended December 31, 2002

Operating activities:	
Net income	$ 435,835
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation and amortization expense	25,656
Accretion of bond discount	(2,435)
Realized loss on sale of trading securities	7,580
Gain on disposal of fixed assets	(92)
Changes in assets and liabilities:	
Concessions receivable from product sponsors	(2,817,712)
Accounts receivable from representatives	77,920
Accounts receivable from affiliates	784,747
Other assets	33,002
Commissions payable	2,337,514
Payable to Parent and affiliates	(46,289)
Income taxes payable	(145,914)
Accrued expenses and other liabilities	779,860
Net cash provided by operating activities	1,469,672
Investing activities:	
Proceeds from the disposal of fixed assets	92
Proceeds from the sale and maturities of trading securities	349,940
Net cash provided by investing activities	350,032
Financing activities:	
Contribution from Parent	3,859,260
Net cash provided by financing activities	3,859,260
Net increase in cash and cash equivalents	5,678,964
Cash and cash equivalents, beginning of year	4,822,737
Cash and cash equivalents, end of year	$ 10,501,701
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 195,571
Noncash item:	
Capital contribution from parent	859,389

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business

American General Equity Services Corporation (AGESC or the Company) is a wholly-owned subsidiary of American General Life Insurance Company (AGL or the Parent), an indirect wholly-owned subsidiary of American International Group, Inc. (AIG). Prior to September 30, 2002, the Company was named Franklin Financial Services Corporation (FFSC) and was a wholly-owned subsidiary of The Franklin Life Insurance Company (FLIC). On September 30, 2002, FLIC contributed all of the issued and outstanding shares of FFSC to AGC Life Insurance Company (AGC Life), the direct parent company of FLIC. AGC Life immediately transferred all of the outstanding shares of FFSC to its wholly-owned subsidiary, AGL. Immediately following this contribution, AGL contributed all of its issued and outstanding shares of American General Securities Incorporated (AGSI) to FFSC. On October 1, 2002, all of FFSC's registered representatives, related customer accounts and all associated assets and liabilities to support the registered representatives were transferred to AGSI. The net book value of the assets transferred was $4,900,855. Concurrent with this movement of all retail broker-dealer functions to AGSI, all distributor/wholesale broker-dealer functions for AGL and FLIC were transferred from American General Distributors Incorporated (AGDI) to FFSC whose name changed to AGESC on October 1, 2002.

From January 1, 2002 through September 30, 2002, the Company was registered under the Securities and Exchange Act of 1934 (the 1934 Act) as a general securities dealer. On October 1, 2002, the Company's registration under the 1934 Act changed to that of a broker-dealer registered for variable life and variable annuities. The Company is authorized to transact business in all 50 states. During the period that the Company conducted retail broker-dealer business (from January 1, 2002 through September 30, 2002), the Company had a clearing agreement with Pershing who carried the accounts of the Company on a fully disclosed basis.

AGSI is registered as a broker-dealer under the 1934 Act as a general securities dealer and is authorized to transact business in all 50 states. AGSI is also licensed as a registered investment advisor. AGSI has clearing agreement with National Financial Services, Inc. and Pershing (the Clearing Brokers) who carry the accounts of the Company on a fully disclosed basis. The Company does not hold customer funds or securities and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i) as described in Supplemental Schedules II and III.

Consolidation Principles

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AGSI. All significant intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

Income Taxes

For the year ended December 31, 2002, the Company will file a separate federal tax return. The tax return will include consolidated income of AGSI for the period October 1, 2002 through December 31, 2002. AGSI will file a separate federal tax return for the period prior to AGESC

becoming its parent (January 1, 2002 through September 30, 2002). The Company will be allowed to join in the filing of a consolidated federal income tax return with AIG and its affiliates beginning January 1, 2007.

The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The Company files separate state and local income tax returns.

Revenue Recognition
Concessions revenue represents revenues earned on the sale of products distributed by the Company's registered representatives. Concession revenue and the related commission expense is recorded on a trade-date basis as securities transactions occur.

Clearing revenue represents fees earned from the Company's representatives for executing trades through one of the Clearing Brokers in excess of the fees charged to the Company by the Clearing Brokers. Clearing revenue is recorded on a trade-date basis as securities transactions occur.

Product sponsor revenue sharing represents revenue earned from various product sponsors for assets under management and/or product sales volume.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Fixed Assets and Depreciation
Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of the assets. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

2. Commitments and Contingencies

In January 2003, AGSI, a wholly-owned subsidiary of American General Equity Services Corporation and AGL settled a claim that was outstanding in 2002 relating to alleged misconduct against a former registered representative of AGSI and former agent of AGL. As of December 31, 2002, the Company has recorded an accrual for its share of this settlement.

In addition, the Company is party to various other lawsuits arising in the normal course of business. The Company believes that it has a valid and substantial defense to each of these actions and is defending them vigorously. Further, it is the Company's opinion and the opinion of counsel for the Company that the outcome of these actions will not have a materially adverse effect on the financial position or results of operations of the Company.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Deposits Held by Clearing Brokers

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2002, there were no amounts owed to the Clearing Brokers by these customers.

4. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2002.

5. Net Capital Requirements and Reconciliation Between the Audited Statement of Financial Condition and the FOCUS Report with Respect to Methods of Consolidation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $251,194, which was $246,194 in excess of the $5,000 minimum net capital required for the Company. The Company's ratio of aggregate indebtedness to net capital was 0.0012 to 1 at December 31, 2002.

The Company files its FOCUS report on an unconsolidated basis. At December 31, 2002, AGSI had net capital of $4,898,502, which was $4,338,818 in excess of its $559,684 minimum net capital requirement.

A reconciliation of amounts reported herein to amounts reported by the Company on the FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	FOCUS Report	Subsidiaries, consolidated, and related eliminations	Financial statements
Assets			
Cash and cash equivalents	$ 256,632	$ 10,245,069	$ 10,501,701
Deposits held by clearing brokers, restricted	-	95,000	95,000
Concessions receivable from product sponsors	-	4,741,067	4,741,067
Accounts receivable from representatives	-	390,148	390,148
Fixed assets, leasehold improvements, and capitalized software, at cost (net of accumulated depreciation and amortization of $426,013)	-	155,859	155,859
Investment in subsidiary	7,772,560	(7,772,560)	-
Accounts receivable from affiliates	-	160,860	160,860
Prepaid expenses and other assets	-	388,322	388,322
Total assets	$ 8,029,192	$ 8,403,765	$ 16,432,957
Liabilities and Stockholder's Equity			
Liabilities:			
Commissions payable	$ -	$ 5,990,635	$ 5,990,635
Payable to Parent and affiliates, net	-	1,377,449	1,377,449
Income taxes payable	305	187,713	188,018
Accrued expenses and other liabilities	-	847,968	847,968
Total liabilities	305	8,403,765	8,404,070
Stockholder's equity:			
Common stock, $10 par value; 1,000 shares authorized, issued and outstanding	10,000	-	10,000
Additional paid-in capital	3,814,871	-	3,814,871
Retained earnings	4,204,016	-	4,204,016
Total stockholder's equity	8,028,887	-	8,028,887
Total liabilities and stockholder's equity	$ 8,029,192	$ 8,403,765	$ 16,432,957

6. Related Party Transactions

On October 1, 2002, AGESC became the principal underwriter and distributor of AGL variable annuity and variable universal life contracts. Throughout the year ended December 31, 2002, AGSI was the principal underwriter and distributor of variable annuity and variable universal life contracts issued by The United States Life Insurance Company in the City of New York (USL) (an indirect wholly-owned subsidiary of AIG). No revenues or expenses related to the distribution of these contracts has been recorded in these financial statements as any commissions

revenues would be fully offset by commission expenses and the cash related to these transactions does not flow through the Company. Further, any general and administrative expenses for these services are paid for by the Company's affiliates, primarily AGL.

Insurance-related business is transacted through insurance agencies, which are indirect wholly-owned subsidiaries or affiliates, that remit all revenues (net of state taxes and fees) to the Company or other affiliated broker-dealers (i.e., FFSC through September 30, 2002 and VALIC Financial Advisors (VFA)). The Company is responsible for commission payment of revenues that are distributed to it and all support functions for these insurance agencies.

AGSI allocates a portion of its Field Education and Review Team (FERT) expenses to its affiliates. During 2002, the Company received expense reimbursements of $327,015 from these affiliates, which have been recorded as a reduction to general and administrative expenses in these financial statements.

The Insurance Agency Network administered by AGSI is also used by VFA to which AGSI allocates a portion of the administrative expenses of the network. The total expenses allocated to VFA during 2002 was $20,590.

AGL contributed 100% of the issued and outstanding shares of AGSI to AGESC on September 30, 2002. The value of the shares contributed was $2,999,871. Included in the assets of AGSI at September 30, 2002, was $3,859,260 in cash and cash equivalents.

AGESC and AGSI receive services from American General Life Companies, an affiliated shared services company, that in turn allocates a portion of the applicable departmental expenses to AGESC and AGSI. Departmental expenses in the amount of $1,808,468 were allocated in total to AGESC and AGSI during 2002.

Salaries and other employee benefits, certain data processing expenses, and office rent are paid by AGL on behalf of AGESC and AGSI. The Company recognized $2,149,577; $423,032 and $178,846 for salaries and employee benefit expense, data processing expenses and rent expense, respectively, during 2002.

At December 31, 2002, the Company had concessions receivable in the amount of $2,131,822 from affiliated product sponsors for the sales of proprietary products. These receivables have been included in concessions receivable from product sponsors in these financial statements. During 2002, the Company earned $25,580,313 and $827,566 in concessions revenue and product sponsor revenue sharing, respectively, for sales of proprietary products.

7. Fixed Assets

As of December 31, 2002 the Company's fixed asset balances were as follows:

		Estimated useful life
Furniture and fixtures	$ 409,565	3 - 10 years
Leasehold improvements	90,416	5 years
Capitalized software	81,891	1 year
Accumulated depreciation and amortization	(426,013)	
Net	$ 155,859	

Depreciation and amortization expense on fixed assets was $25,656 for the year ended December 31, 2002.

8. Clearing Agreements

The Company clears all of its securities transactions through the Clearing Brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Brokers and all counterparties with which it conducts business.

Supplementary Information Required by SEC Rule 17a-5

American General Equity Services Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital:	
Total stockholder's equity	$ 8,028,887
Less:	
Nonallowable assets:	
Investment in subsidiary	7,772,560
Haircut on securities positions	5,133
Net capital	$ 251,194
Aggregate indebtedness:	
Items included on statement of financial condition:	
Accrued expenses and other liabilities	$ 305
Total items included on statement of financial condition	305
Less:	
Exclusions from aggregate indebtedness	
Total aggregate indebtedness	$ 305
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 246,194
Ratio: aggregate indebtedness to net capital	.0012

No material differences were noted between the Company's unaudited reported computation on Form X-17a-5 and the audited computation filed as of December 31, 2002. Therefore, a reconciliation is not presented.

American General Equity Services Corporation
Computation for Reserve Requirements Pursuant to SEC Rule 15c3-3
December 31, 2002

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

American General Equity Services Corporation
Information for Possession or Control Requirements
Pursuant to SEC Rule 15c3-3
December 31, 2002

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Supplementary Report of Independent Auditors

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
American General Equity Services Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of American General Equity Services Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Director, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2003